ELBIT MEDICAL IMAGING

                                                                    Exhibit 99.1


                                                       FOR IMMEDIATE PUBLICATION
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  ELBIT MEDICAL GROUP TO SELL A PORTFOLIO OF TWELVE SHOPPING CENTERS IN HUNGARY

              BOARD ADOPTS PROPOSAL MADE BY FRENCH KLEPIERRE GROUP
                        IN PREFERENCE TO HEITMAN PROPOSAL

Tel-Aviv, Israel - May 12th, 2004 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) ("EMI") today announced that on May 12, 2004, its Board of Directors has considered two proposals made to EMI's wholly owned subsidiary company, Plaza Centers (Europe) BV ("Plaza Centers") by the Heitman fund (as reported in the press release dated February 2, 2004), and by the Klepierre Group of France, one of the leading owners and operators of shopping centers in Europe.

After due consideration of the two proposals, the respective Boards of Directors of both EMI and Plaza Centers have resolved to prefer and to accept the proposal made by the Klepierre Group. Under Heads of Terms signed May 10, 2004, Klepierre will acquire 12 (twelve) shopping centers owned and operated by Plaza Centers in Hungary. The Heads of Terms, which have been approved by the corporate governance bodies of the Klepierre Group, became valid and binding upon its approval by the Boards of EMI and Plaza Centers, subject to the fulfillment of certain conditions as specified below.

Klepierre SA ("Klepierre") will acquire the entire equity and voting rights (100%) of the companies owning 12 (twelve) operational shopping centers in Hungary, at certain yields on the Triple Net Rents determined by an agreed methodology. In addition, Segece, a subsidiary of Klepierre ("Segece"), will acquire 50% of the outstanding share capital of Plaza Centers Management Kft., ("Management Company") an indirect Hungarian subsidiary of Plaza Centers which operates the acquired malls, at Net Asset Value determined in accordance with an agreed methodology.

Segece will have a call option to acquire the remaining 50% of the shares in the Management Company held by Plaza Centers, exercisable after the 5th anniversary of the closing of the Transaction, in consideration for a price to be calculated at the date of the exercise of the option in accordance with a methodology agreed in the Heads of Terms. If the call option is not executed, Plaza Centers will have a "put-option" to sell its 50% shareholding in the Management Company to Segece on the same terms.

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The Management Company will continue to operate the 4 Hungarian malls which are excluded from the Transaction, as well as the offices section of the Duna Plaza Center which are also excluded.

The transaction also includes the acquisition of the proposed extension to the Duna Plaza Center, which will be constructed by Plaza Centers under a turn-key agreement in terms of agreed plans, at an agreed yield on the Triple Net Rents to be generated by the extension.

Following Board Approval as aforesaid, the Heads of Terms constitute a binding agreement, subject to the execution of definitive agreements in a form to be agreed, and to customary due diligence investigations.

The closing of the Transaction is anticipated to occur by late July 2004, subject to the consent of the financing banks and certain regulatory approvals, if required.

 Sixty days after closing, a verification of the Transaction Consideration shall be carried out on the basis of audited financial statements as at the closing, and the price paid at Closing adjusted (up or down, as the case may be) accordingly.

Subject to verification as aforesaid, the assets sold under the Transaction are valued at approximately (euro) 285 million (approximately $ 333 million), and the aggregate cash consideration which will be received by Plaza Centers in the Transaction, after taking into account the financing and other liabilities of the shopping center owning companies, is estimated as at the date of this report to be approximately (euro) 90 million (approximately $ 105 million).

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented: "Notwithstanding that Heitman are a highly professional and dynamic group who are very active in the region, EMI's Board of Directors has preferred, and has voted to accept, the Klepierre proposal which offers better terms and conditions, and by reason of the fact that Klepierre is a dedicated shopping mall group with a long term commitment to ownership, with extensive expertise and experience in management, and with excellent relations with many of the leading retail brands in Europe. We are confident that this transaction signifies the start of a highly productive co-operation between our two groups in the region."

   About Elbit Medical Imaging
   EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

   Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.



   Company Contact:                             Investor Contact:
   ---------------                              -----------------
   Shimon Yitzhaki                              Rachel Levine
   Elbit Medical Imaging Ltd.                   The Anne McBride Company
   011-972-3-608-6000                           1-212-983-1702 x207
   syitzhaki@europe-israel.com                  rlevine@annemcbride.com
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